Mission NewEnergy Ltd	Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

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As announced on 9 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company's securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX. Please refer to the announcement released on 9 April 2018 which gives further details on the acquisition of Playup Limited by Mission NewEnergy Ltd.

PlayUp has made public the following announcement of a material development:

PlayUp Acquires Draftstars from CrownBet

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Acquisition of Draftstars delivers significant growth opportunities in Australia for PlayUp

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PlayUp set to become the global market leader in blockchain-enabled Fantasy Sports, Sports Betting, Wagering and Online Gaming

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The ‘PlayChip’, a universal gaming currency built on the Ethereum blockchain, will be integrated within Draftstars

12 April 2018 – Australia-based PlayUp Limited, the developer, owner and operator of leading-edge technologies focused on live sports entertainment in the online gaming and daily fantasy sports sector, has acquired Draftstars from CrownBet.

Draftstars is Australia’s largest daily fantasy sports (DFS) platform. The acquisition forms part of PlayUp’s international growth strategy while allowing CrownBet to focus on its core wagering business.

The Draftstars platform has more than 100,000 active users and provides opportunities to wager on daily fantasy sports games spanning major local and international sporting codes such as the AFL, NRL, NBA and more. PlayUp will continue to operate and grow the Draftstars brand.

Draftstars was founded by Matt Tripp and the James Packer backed CrownBet in April 2015 with Seven West Media, Fox Sports and the AFL becoming shareholders in the venture. Within a short period of time, Draftstars became the clear Australian market leader and dominant player in Daily Fantasy Sports. Draftstars attracted professional talent such as Wendall Sailor (ARL) and Barry Hall (AFL).

PlayUp is seeking acquisitions of cash-based fantasy sports betting platforms as well as other wagering operators globally, providing those as well as other independent platforms with a new, turnkey universal gaming currency solution. This solution is the ‘PlayChip’, which will be the world’s largest fully integrated blockchain enabled and cryptocurrency for gaming and wagering.

Matt Tripp commented: “PlayUp’s innovative strategy to grow Fantasy Sports and create global liquidity in cash and cryptocurrency via its ‘PlayChip’ will be an exciting journey.  We are glad that Draftstars now forms part of PlayUp’s offering and that the effort put into growing the Draftstars brand and client base will add to PlayUp’s success.”

PlayUp CEO Daniel Simic said: “Draftstars is an ideal acquisition for PlayUp delivering immediate and significant growth in our Australian user base and a highly recognisable daily fantasy sports brand that we will continue to grow and enhance. Over time, we will integrate the PlayChip within Draftstars as an additional currency.”

PlayUp Background:
PlayUp is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. PlayUp currently has approximately 400,000 registered users and is represented by global sporting icons such as Brett Lee, who has amassed a social network of over 4 million sports fans.

PlayUp currently employs 27 fulltime employees with offices in Sydney (HQ), Melbourne, Darwin and Hong Kong. PlayUp Interactive Pty Ltd, a wholly owned subsidiary of PlayUp Limited is a licensed gambling operator in Australia.

PlayUp will deliver the worlds first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem. Underpinning its ecosystem, is the PlayChip Utility Token – a crypto-currency built on the Ethereum blockchain, specifically designed for use as a universal payment and rewards system for the online gaming industry.

The PlayChip will form the foundation to facilitate the decentralisation of the PlayUp platform and allow sports fans to connect, compete and collect, irrespective of their location.

- Announcement Ends -

For editorial enquiries for PlayUp please contact
Michael Henderson
DEC PR
Phone +61 413 054 738
m.henderson@decpr.com.au

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com